Exhibit (a)(5)

7701 Forsyth Boulevard Suite 800 St. Louis, Missouri 63105	Phone: 314.854.8000 Fax: 314.854.8003 www.Belden.com
News Release

From:	Belden
Dee Johnson
314.854.8054
For Immediate Release – March 5, 2007
BELDEN ANNOUNCES EXCHANGE OFFER FOR ITS 4.00% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2023
ST. LOUIS, Missouri—Belden (NYSE: BDC) announced today that it has commenced an exchange offer for all of its outstanding 4.00% Convertible Subordinated Debentures due 2023 (the “Old Debentures”). Belden is offering to exchange $1,000 principal amount of its new 4.00% Convertible Subordinated Debentures due 2023 (the “New Debentures”) for each $1,000 principal amount of the Old Debentures. In addition, Belden will pay a cash exchange fee of $2.50 per $1,000 principal amount of Old Debentures accepted for exchange.
The New Debentures will be substantially the same as the Old Debentures except that the New Debentures will have a net share settlement feature requiring Belden to settle all conversions for cash and, in certain circumstances, cash and shares of Belden’s common stock, while the Old Debentures are convertible only into shares of Belden’s common stock. Additionally, the New Debentures will provide for an increase in the conversion rate upon the occurrence of certain changes in control that occur prior to July 21, 2008, while the Old Debentures do not provide for any such increase. The change to cash settlement of conversions will facilitate Belden’s use of the treasury stock method of accounting for the shares issuable upon conversion of the New Debentures. As of March 5, 2007, $110 million aggregate principal amount of the Old Debentures was outstanding.
The exchange offer is scheduled to expire at 5:00 p.m., New York City time, on Monday, April 2, 2007, although Belden reserves the right to extend it in its discretion. Tendered Old Debentures may be withdrawn at any time prior to 5:00 p.m. on the expiration date.
The consummation of the exchange offer is subject to certain customary conditions. Subject to applicable law, Belden may, in its sole discretion, waive any condition applicable to the exchange offer or extend or terminate or otherwise amend the exchange offer. The exchange offer is exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 3(a)(9) thereof. No commission or other remuneration will be paid or given, directly or indirectly, by Belden for solicitation of acceptance of the exchange offer.
This news release is neither an offer to sell nor the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale is unlawful. The exchange offer may be made only pursuant to the terms of an offering circular, letter of transmittal and related exchange offer materials which are being sent to holders of the Old Debentures and have been filed with the Securities and Exchange Commission as part of Belden’s Tender Offer Statement on Schedule

TO. Holders of the Old Debentures are encouraged to review the offering documents carefully before making any decision with respect to the exchange offer because they contain important information. Belden is not making any recommendation to holders of the Old Debentures as to whether they should tender any Old Debentures pursuant to the exchange offer and, if so, the principal amount of Old Debentures to exchange. The Schedule TO, offering circular, letter of transmittal and other related exchange offer documents are available free of charge at the web site of the Securities and Exchange Commission at www.sec.gov. In addition, the company will provide copies of the Schedule TO and related documents upon request free of charge to holders of its Old Debentures.
Additional information concerning the terms of the exchange offer and copies of the offering circular and related documents, which describe the exchange offer in more detail, may be obtained from Global Bondholder Services Corporation, the exchange agent and information agent for the exchange offer, at (212) 430-3774 (banks and brokers) or (866) 807-2200 (all others).
Forward-Looking Statements
Statements in this release other than historical facts are “forward-looking statements.” These forward-looking statements are based on forecasts and projections about the industries served by the company and about general economic conditions. They reflect management’s beliefs and expectations. They are not guarantees of future performance and they involve risk and uncertainty. The company’s actual results may differ materially from these expectations. Some of the factors that could cause actual results to differ from expectations include general economic and market conditions and other factors beyond the company’s control. Please see the Risk Factors in Belden’s Annual Report on Form 10-K filed March 1, 2007, for additional information about factors that could cause the company’s results to differ from expectations.
The forward-looking statements contained in this news release include statements related to the exchange offer. The exchange offer is subject to market and other customary conditions and there can be no assurance that the company will continue with the exchange offer or with the acceptance of Old Debentures and issuance of New Debentures. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Except for its ongoing obligations to disclose material information under the federal securities laws, Belden disclaims any duty to update any forward-looking statements as a result of new information, future developments or otherwise.
About Belden
Belden is a leader in the design, manufacture, and marketing of signal transmission products for data networking and a wide range of specialty electronics markets including entertainment, industrial, security and aerospace applications. To obtain additional information contact Investor Relations at 314-854-8054, or visit our website at www.belden.com.